ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 1, 2022
VIA EDGAR TRANSMISSION
Ms. Christina D. Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
File Nos. 333-179562 and 811-22668
Dear Ms. Fettig:
This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) with respect to recent Form N-CSR and Form N-CEN filings, registration statements, and fund websites for the series of the Trust and their respective fiscal year ends as set forth in the table below (each, a “Fund” and collectively, the “Funds”):

Series ID	Series Name	FYE Reviewed
S000072573	Defiance Digital Revolution ETF	12/31/2021
S000072009	Defiance Hotel, Airline, and Cruise ETF	12/31/2021
S000071901	Defiance Next Gen Altered Experience ETF	12/31/2021
S000072008	Defiance Next Gen Big Data ETF	12/31/2021
S000064804	Defiance Next Gen Connectivity ETF	12/31/2021
S000071206	Defiance Next Gen H2 ETF	12/31/2021
S000062479	Defiance Next Gen SPAC Derived ETF	12/31/2021
S000062478	Defiance Quantum ETF	12/31/2021
S000067502	LHA Market State Alpha Seeker ETF	12/31/2021
S000069542	LHA Market State Tactical Beta ETF	12/31/2021
S000054641	U.S. Global GO GOLD and Precious Metal Miners ETF	12/31/2021
S000048544	U.S. Global Jets ETF	12/31/2021
S000061207	Volshares Large Cap ETF	1/31/2022
S000073033	Hoya Capital High Dividend Yield ETF	2/28/2022
S000065066	Hoya Capital Housing ETF	2/28/2022
S000065033	NETLease Corporate Real Estate ETF	2/28/2022
S000061208	U.S. Diversified Real Estate ETF	2/28/2022
For your convenience, the comments have been reproduced with a response following each comment.
Comment 1.Please see the Staff’s comments on Form N-CEN below.
a.With respect to the Hoya Capital Housing ETF, please explain why the response to Item B.23 was “no” when the Fund did have return of capital distributions during the fiscal year.
Response:    Rule 19a-1(e) provides, in part, “the source or sources from which a dividend is paid shall be determined (or reasonably estimated) to the close of the period as of which it is paid without giving effect to such payment.” The Fund’s administrator reasonably estimated net income for the current (2022) fiscal year at the time of each distribution. These estimations did not indicate that the Fund was making a distribution that included a return of capital at the close of the periods as of which such distributions were made. Consequently, shareholders were not provided a written statement contemporaneously with their distributions indicating that a portion of their distributions constituted a return of capital as permitted by Section 19(a) and Rule 19a-1. As a result, the Trust responded “no” to Item B.23.
Rule 19a-1(e) further provides, “[i]f any such estimate is subsequently ascertained to be inaccurate in a significant amount, a correction thereof shall be made [by a Section 19(a) statement] or in the first report to stockholders following discovery of the inaccuracy.” It was not determined that the distributions made for the fiscal year ending February 28, 2022 had included returns of capital until the 2022 Annual Report was finalized. Shareholders were notified of the same via the 2022 Annual Report, in accordance with Rule 19a-1(e).
b.With respect to the Defiance Next Gen SPAC Derived ETF, please confirm that the responses to Items C.3.(b)(iii)(1) and (2) are accurate.
Response:    Upon review of the figures, it came to the Trust’s attention that such responses are inaccurate due to incorrect close prices, supplied by a third party, that were used within the calculations that impacted the responses. However, the Trust notes that such error had no impact on the Fund’s N-CSR.
c.With respect to the NETLease Corporate Real Estate ETF, please confirm that the responses to Items C.3(b)(ii)(1) and (2) are accurate.
Response:    The Trust so confirms.
Comment 2.With respect to the Defiance Next Gen H2 ETF, please (a) describe the nature of the NAV error indicated in Item B.22 on Form N-CEN and (b) state whether any amounts were reimbursed to the Fund.
Response:    The NAV error was caused by revised fair valuation pricing of a rights security held by the Fund. There was a creation unit order during the time of the NAV error in which the Authorized Participant overpaid for shares of the Fund caused by the incorrect NAV. The Authorized Participant was reimbursed for the amount of the overpayment caused by the NAV error. No amounts were reimbursed to the Fund.
Comment 3.With respect to Item 13(a)(2) on Form N-CSR for the 12/31 and 1/31 Funds, please amend the filings to update the certification language in 4(d).
Response:    The Trust confirms that it will file such amendments.
Comment 4.With respect to the LHA ETFs, please amend the reference period covered in Item 11(b) on Form N-CSR.
Response:    The Trust confirms that it will file such amendment.
Comment 5.With respect to the U.S. Global GO GOLD and Precious Metal Miners ETF, in future, please include a significant accounting policies note for non-cash dividends in the Statement of Operations. See 6-07(1) of Regulation S-X.
Response:    The Trust confirms that the requested change will be made in future shareholder reports.
Comment 6.With respect to the NETLease Corporate Real Estate ETF and Hoya Capital Housing ETF, please confirm compliance with Section 19(a) of the Investment Company Act of 1940. In addition, please confirm that the websites for each Fund include Section 19(a) notices as needed.
Response:    With respect to both Funds, the Trust confirms compliance with Section 19(a) of the Investment Company Act of 1940. In addition, the Trust confirms that each Fund’s website includes Section 19(a) notices as needed.

Comment 7.With respect to the Defiance Next Gen SPAC Derived ETF, please consider further categorizing the Fund’s SPAC investments in the Schedule of Investments. Similarly, with respect to the Hoya Capital High Dividend Yield ETF, please consider further categorizing the Fund’s preferred stock investments in the Schedule of Investments. If further categorization is not possible, please explain why. See 12-12(2) of Regulation S-X.
Response:    The Trust confirms that the requested changes will be made to the extent such data is available to the Trust.
Comment 8.With respect to the LHA ETFs, please disclose in future shareholder reports that the portfolio allocation charts do not reflect derivative exposure.
Response:    The Trust confirms that the requested change will be made in future shareholder reports.
Comment 9.With respect to the LHA ETFs, please ensure in future shareholder reports that management’s discussion of fund performance addresses the effect(s) of derivatives on the performance of the Funds.
Response:    The Trust confirms that the requested change will be made in future shareholder reports.
Comment 10.With respect to the Defiance ETFs, LHA ETFs, and the Volshares Large Cap ETF, please enhance management’s discussion of fund performance.
Response:    The Trust confirms that the requested change will be made in future shareholder reports.
Comment 11.Please confirm if all advisers to the Funds are current with all invoices.
Response:    To the Trust’s knowledge, as of the date of this correspondence, all advisers to the Funds, except Revolution Capital Advisers LLC (adviser to the Volshares Large Cap ETF), are current with respect to their obligations to pay the Auditor, Fund Counsel, and Administrator. The Volshares Large Cap ETF liquidated on July 29, 2022.
Comment 12.With respect to the U.S. Diversified Real Estate ETF, please consider whether disclosure related to securities lending should be included in the Fund’s Principal Investment Strategy and Principal Risks.
Response:    The Trust confirms that disclosure related to securities lending will be added to the Fund’s prospectus in future.

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If you have any questions or require further information, please contact me at (248) 881-7509 or isabella.zoller@usbank.com.
Sincerely,
/s/ Isabella K. Zoller
Isabella K. Zoller
Secretary
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